NO ACT

PE
1-6-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005128

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-13-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company
Incoming letter received January 6, 2015

Dear Mr. Mueller:

This is in response to your letter received on January 6, 2015 concerning the shareholder proposal submitted to Dow by the Unitarian Universalist Association. We also have received a letter from the proponent dated January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter received January 6, 2015

The proposal relates to a report.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his or her company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received Dow's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VIA FAX (989) 638-2176

January 12, 2015

Ms. Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674



UNITARIAN
UNIVERSALIST
ASSOCIATION

Timothy Brennan

Treasurer and Chief Financial Officer

Dear Ms. Wilson:

This letter is to confirm the Unitarian Universalist Association will continue to hold the requisite number of Dow Chemical Co. shares for filing proxy resolutions through the date of the 2015 Annual Meeting of Stockholders.

Please forgive our omission of this statement in our December 9, 2014 reply.

Yours very truly,



Timothy Brennan

cc: Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Simon Billenness, Unitarian Universalist Association

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org